LEGACY
HOTELS
REAL EST[redacted]T

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS THIRD QUARTER 2004 RESULTS

- Strong RevPAR growth contributes to 25% increase in distributable income

TORONTO, October 22, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three months and nine months ended September 30, 2004. All amounts are in Canadian dollars unless otherwise indicated.

Third Quarter Highlights

- Revenue per available room ("RevPAR") increased 9.1%, led by strong growth in both occupancy and average daily rate ("ADR") of 3.3 points and 4.3%, respectively.
- Total revenue grew 10.7% to $209.3 million.
- Hotel EBITDA[1] was up 16.2% or $7.8 million to $56.0 million.
- Legacy's operating performance improvement was offset by increased costs including a non-cash $6.6 million increase in amortization expense primarily relating to a change in accounting policy. Net income was $16.9 million or $0.13 per unit compared to net income of $17.5 million or $0.14 per unit in 2003.
- Distributable income[1] improved 25.4% to $23.7 million, an increase of $4.8 million from the prior period. Diluted distributable income per unit grew to $0.22 compared to $0.18 per unit in 2003.
- Diluted funds from operations[1] ("FFO") per unit was $0.28 compared to $0.23 in the prior period.

"We have enjoyed a solid rebound in performance since last year as evidenced by our 9.1% growth in RevPAR this quarter. This growth was driven by solid occupancy and rate improvements in most markets, particularly in Toronto and Washington, D.C.," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "Third quarter results were lower than anticipated as a result of softness in U.S. travel to Canada. A strong international tour base and domestic demand absorbed some of this shortfall."

"Our portfolio has benefited from strong business demand throughout the year. Given the higher component of group and business transient demand in the fourth quarter, our current expectations for this period are consistent with our outlook at the beginning of this year," continued Mr. Labatte.

[1] See Non-GAAP Financial Measures for a reconciliation to generally accepted accounting principles.

"We continue to benefit from our high operating leverage. The ongoing recovery in the Canadian lodging industry, coupled with ongoing margin improvements will result in strong cash flow growth in 2004 as compared to the prior year," said Mr. Labatte. "We remain focused on maximizing performance throughout our portfolio. We believe our portfolio is ideally positioned to take advantage of the ongoing recovery in lodging demand and the growing Canadian economy."

Legacy will host a conference call today at 2:30 p.m. Eastern Time to discuss these results. Please dial 416-405-9328 or 1-800-387-6216 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on October 22, 2004 through to October 29, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3101925.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

Legacy has published a Supplemental Information Package for the three months and nine months ended September 30, 2004, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

Contacts: Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated. Except as disclosed in this MD&A or the MD&A for the three months ended March 31, 2004 and June 30, 2004, there has been no material change in the information disclosed in the MD&A for the year ended December 31, 2003.

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control. Legacy evaluates such estimates and assumptions on a periodic basis.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

The Canadian hotel industry is experiencing a strong recovery in demand following the events of 2003. According to Pannell Kerr Forster Consulting Inc., year-to-date August 2004 RevPAR in Canada has increased 9.0% over the prior year. Upscale hotels continue to show the highest level of improvement over 2003, generating sizeable increases in occupancy and modest increases in ADR. Looking ahead, there is limited growth in anticipated room supply, estimated at only 1% annually in 2004 and 2005. Improving demand coupled with low supply growth will drive higher occupancies and provide potential for increased room rates.

The U.S. lodging industry is benefiting from similar growth trends as Canada, stimulated by its improving economic outlook. According to Smith Travel Research, the Seattle and Washington, D.C. markets have realized solid RevPAR growth driven by higher occupancy and ADR, to August 2004.

FINANCIAL HIGHLIGHTS

		Three months ended September 30			Nine months ended September 30			
		2004		2003		**2004**		2003
In millions of dollars, except per unit amounts								
Revenues	$	**209.3**	$	189.0	$	**567.1**	$	485.1
Hotel EBITDA		**56.0**		48.2		**118.3**		87.8
Net income		**16.9**		17.5		**2.5**		0.8
Distributable income		**23.7**		18.9		**28.3**		9.7
Basic and diluted net income (loss) per unit		**0.13**		0.14		**(0.07)**		(0.09)
Basic distributable income per unit		**0.23**		0.18		**0.27**		0.09
Diluted distributable income per unit		**0.22**		0.18		**0.27**		0.09
Diluted funds from operations per unit		**0.28**		0.23		**0.44**		0.24
Distributions declared per unit		**0.08**		0.00		**0.16**		0.185

Results of Operations

Comparable Operating Statistics

		Three months ended September 30				Nine months ended September 30		
		2004		2003		**2004**		2003
Revenue per available room ("RevPAR")	**$**	**140.10**	$	128.45	**$**	**119.28**	$	108.77
Average daily rate ("ADR")	**$**	**189.37**	$	181.63	**$**	**173.76**	$	170.47
Occupancy		**74.0%**		70.7%		**68.7%**		63.8%
RevPAR – Fairmont								
British Columbia	**$**	**187.80**	$	188.42	**$**	**144.80**	$	132.95
Alberta, Saskatchewan and Manitoba		**124.60**		117.92		**111.83**		104.88
Ontario and Quebec		**159.26**		130.73		**130.55**		109.16
United States		**182.07**		171.47		**175.33**		172.14
Total	**$**	**161.97**	$	145.77	**$**	**135.72**	$	121.18
RevPAR – Delta								
Alberta, Saskatchewan and Manitoba	**$**	**73.37**	$	78.53	**$**	**76.04**	$	76.15
Ontario and Quebec		**96.94**		87.90		**89.67**		85.22
Atlantic Canada		**119.58**		120.11		**92.95**		90.79
Total	**$**	**97.35**	$	94.56	**$**	**87.16**	$	84.50

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Olympic Hotel, Seattle, it has been included in

Legacy's operating statistics on a proforma basis as if owned since January 1, 2003. As a result, all properties have been included in the calculation of operating statistics. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

THREE MONTHS ENDED SEPTEMBER 30, 2004

Revenues

Third quarter revenues increased $20.3 million or 10.7% to $209.3 million (2003 - $189.0 million). Despite lower than anticipated U.S. travel into Canada during the summer months, revenues at our Canadian portfolio increased in virtually all markets led by a strong recovery in Toronto. Revenues at our three Toronto hotels were up almost 30% driven by gains in both occupancy and ADR. Fairmont The Queen Elizabeth also showed meaningful revenue growth, up almost 15% in the third quarter led by strong occupancy gains. Revenues at Fairmont Le Château Frontenac improved over 15% this quarter, yet remain considerably below historical levels as the market continues to experience lower U.S. and international travel demand. The lower U.S. travel demand also impacted The Fairmont Empress this quarter with revenues at this property in-line with 2003.

The U.S. lodging industry is experiencing strong growth led by buoyant travel demand. Revenues at our Washington, D.C. property were up over 15% during the quarter driven by strong occupancy and rate growth. Acquired in August 2003, the full period inclusion of The Fairmont Olympic Hotel, Seattle contributed approximately $14 million in revenues during the quarter compared to approximately $10 million in 2003. This hotel was rebranded just over one year ago and we expect performance at the property to improve considerably going forward, as we have experienced with our Washington hotel.

RevPAR for the portfolio increased 9.1% to $140.10 for the third quarter (2003 - $128.45) as a result of improvements in occupancy and ADR of 3.3 points and 4.3%, respectively.

At the Fairmont managed properties, RevPAR increased 11.1% to $161.97 (2003 - $145.77) as a result of a 4.1 point improvement in occupancy and a 5.0% increase in ADR. Strong performance was experienced through the majority of the portfolio led by RevPAR growth of almost 40% at The Fairmont Royal York. The Fairmont Washington, D.C. also achieved significant RevPAR growth this quarter, up over 25% due to strong occupancy and rate growth. Our two Quebec properties, Fairmont Le Château Frontenac and Fairmont The Queen Elizabeth each improved RevPAR by over 15%. Fairmont The Queen Elizabeth benefited from significant occupancy growth while Fairmont Le Château Frontenac benefited primarily from ADR improvement. Our portfolio also benefited from strength in the Calgary market, where we own three properties. Hotels showing RevPAR weakness this quarter were located in Winnipeg and Seattle.

At the Delta managed properties, RevPAR improved 3.0% to $97.35 (2003 - $94.56) due to a 1.6 point occupancy increase and modest rate growth. The Delta Winnipeg's RevPAR was down approximately 20% primarily due to one large group, which did not repeat in 2004. Excluding the Delta Winnipeg, RevPAR at the Delta managed properties was up about 5% from 2003 levels. In 2003, the Delta portfolio was not as impacted by the downturn as the Fairmont portfolio since Delta's properties generate a greater component of revenues from domestic travellers.

Operating Expenses

Operating expenses increased $10.8 million to $130.9 million (2003 - $120.1 million). The improvement in occupancy throughout the portfolio resulted in additional costs incurred. The full period inclusion of

costs associated with the addition of the hotel in Seattle also contributed to this increase.

Third quarter gross operating profit increased 13.6% to $78.4 million (2003 - $69.0 million). Gross operating margin, defined as gross operating profit as a percentage of revenues, improved 100 basis points to 37.5% (2003 – 36.5%). This improvement was primarily the result of higher occupancy levels as well as higher ADR throughout the portfolio. Margins remain below historical levels given the increasing cost environment over the past few years coupled with lower revenue growth. We expect further improvements in margins over time as we focus on increasing revenues throughout the portfolio.

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the quarter (2003 – 2.8%). The increase reflects higher incentive fees payable during the quarter. Base management fees increased proportionately with revenues.

Property taxes, rent and insurance increased by $0.5 million to $16.0 million (2003 - $15.5 million). The increase is primarily attributable to the full period inclusion of the Seattle acquisition. A higher property assessment at one of our largest hotels also contributed to higher expenses during the third quarter of 2004 as compared to 2003. Costs through the balance of the portfolio were relatively unchanged.

Labour negotiations are underway at the Delta Toronto Airport West following the expiry of the hotel's labour contract on March 31, 2004. Three additional labour contracts are scheduled to expire at the end of 2004.

Hotel EBITDA

The high operating leverage within the portfolio resulted in hotel EBITDA increasing 16.2% to $56.0 million in the third quarter (2003 - $48.2 million). Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, improved to 26.8% (2003 – 25.5%) driven by higher occupancy and ADR.

Other Items

Amortization

Amortization expense increased $6.6 million to $18.6 million (2003 - $12.0 million). While the full period inclusion of the Seattle hotel resulted in additional amortization, the majority of the increase is due to a change in accounting policy with respect to the amortization of hotel buildings. Effective January 1, 2004, Legacy has prospectively adopted the use of straight-line amortization for its property and equipment [see Changes in Accounting Policies].

Interest Expense, Net

Net interest expense increased to $18.2 million in the third quarter of 2004 (2003 - $16.1 million). The increased interest results from higher debt balances due to the full period inclusion of The Fairmont Olympic Hotel, Seattle, the recent mortgage financing on the Sheraton Suites Calgary Eau Claire, the debt refinancing completed at the end of 2003 and increased bank borrowings.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes recoverable by certain subsidiary companies. The future tax recovery is generated by U.S. subsidiary corporations which have been structured to accumulate tax losses in the beginning of the holding period. These losses will be applied against taxable income in future years. These recoveries will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Last year, Legacy reported that 50% of the 2003 distributions were not taxable to its unitholders. Legacy currently estimates that the non-taxable portion of distributions paid in 2004 will approximate 50%.

Net Income

Legacy's hotel EBITDA growth was offset by the increase in amortization and interest expenses mentioned above. Net income for the third quarter was $16.9 million (2003 - $17.5 million) and diluted net income per unit was $0.13 (2003 - $0.14).

Distributable Income

Improved operating performance throughout the portfolio resulted in a $4.8 million improvement in third quarter distributable income to $23.7 million or diluted distributable income of $0.22 per unit (2003 - $18.9 million or $0.18 per unit). The increase in amortization expense did not impact distributable income since this amount is added back in the calculation of distributable income.

NINE MONTHS ENDED SEPTEMBER 30, 2004

Revenues

For the nine months ended September 30, 2004, revenues increased 16.9% or $82.0 million to $567.1 million (2003 - $485.1 million). A strong recovery in demand occurred in the second and third quarters, particularly in Toronto, which contributed the majority of the performance improvement. Together, revenues at our three properties in Toronto were up over 30% in 2004. Revenues at our Washington, D.C. property improved over 10% year-to-date, driven by strong occupancy and rate growth. The addition of the Seattle property in August 2003 also contributed approximately $38 million during the nine months ended September 30, 2004 compared to approximately $10 million in the period ended September 30, 2003.

For the nine months ended September 30, 2004, RevPAR for the portfolio increased 9.7% to $119.28 (2003 - $108.77) led by increases in occupancy and ADR of 4.9 points and 1.9%, respectively.

At the Fairmont managed properties, RevPAR increased 12.0% to $135.72 (2003 - $121.18) as a result of a 6.1 point improvement in occupancy and a 2.1% increase in ADR. RevPAR rose in almost all of our markets, led by an approximate 40% improvement at The Fairmont Royal York. At the Delta managed properties, RevPAR increased 3.1% to $87.16 (2003 - $84.50) due to occupancy improving 2.4 points.

Operating Expenses

For the nine months ended September 30, 2004, operating expenses increased to $384.7 million (2003 - $339.9 million). The costs associated with the full period inclusion of the hotel in Seattle led to the majority of this increase. The improvement in occupancy throughout the balance of the portfolio also resulted in additional costs incurred.

Gross operating profit increased 25.6% to $182.3 million year-to-date (2003 - $145.2 million). Gross operating margin improved 220 basis points to 32.1% during the period (2003 – 29.9%). This improvement was primarily the result of higher occupancy levels as well as higher ADR throughout the portfolio. Margins remain below historical levels given the increasing cost environment over the past few years coupled with lower revenue growth. We expect further improvements in margins over time as we focus on increasing revenues throughout the portfolio.

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the nine months ended September 30, 2004 (2003 – 3.1%).

Property taxes, rent and insurance increased by $4.1 million to $46.7 million (2003 - $42.6 million). The increase is primarily attributable to the full period inclusion of the Seattle acquisition. A higher property assessment at one of our largest hotels also contributed to higher expenses in 2004 as compared to 2003. Costs for the balance of the portfolio were relatively unchanged.

Hotel EBITDA

Hotel EBITDA improved 34.7% or $30.5 million to $118.3 million (2003 - $87.8 million) as a result of strong revenue growth and EBITDA margin improvement to 20.9% (2003 – 18.1%).

Other Items

Amortization

Amortization expense increased $21.9 million to $56.2 million (2003 - $34.3 million). While the full period inclusion of the Seattle hotel resulted in additional amortization, the majority of the increase is due to a change in accounting policy with respect to the amortization of hotel buildings. Effective January 1, 2004, Legacy has prospectively adopted the use of straight-line amortization for its property and equipment [see Changes in Accounting Policies].

Interest Expense, Net

Net interest expense increased to $52.9 million for the first nine months of 2004 (2003 - $44.4 million). The increased interest results from higher debt balances due to the acquisition of The Fairmont Olympic Hotel, Seattle, the additional mortgage financing on the Sheraton Suites Calgary Eau Claire, the debt refinancing completed at the end of 2003 and increased bank borrowings throughout the year as compared to 2003.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable by certain subsidiary companies. The future tax recovery is generated by U.S. subsidiary corporations which have been structured to accumulate tax losses in the beginning of the holding period. These losses will be applied against taxable income in future years. These recoveries will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Net Income

Legacy's revenue growth, primarily in the second and third quarters, resulted in significantly improved operating performance. However, the increase in amortization and interest expenses mentioned above offset some of this improvement. Net income for the nine months ended September 30, 2004 improved to $2.5 million (2003 –$0.8 million) and basic and diluted net loss per unit was $0.07 (2003 - net loss per unit of $0.09). The net loss on a per unit basis results from the deduction from net income of the distributions on the unsecured subordinated convertible debentures.

Distributable Income

For the nine months ended September 30, 2004, distributable income increased $18.6 million to $28.3 million or $0.27 per unit (2003 –$9.7 million or $0.09 per unit), primarily as a result of strong second and third quarter results. The increase in amortization expense did not impact distributable income since this amount is added back in the calculation of distributable income.

Quarterly Financial Results

	2004			2003				2002
In millions of dollars, except per unit amounts	**Sep 30**	**Jun 30**	**Mar 31**	**Dec 31**	**Sep 30**	**Jun 30**	**Mar 31**	**Dec 31**
Revenues and Earnings								
Total revenues	$209.3	207.6	150.2	$178.9	$189.0	$165.8	$130.2	$160.3
Hotel EBITDA	56.0	51.2	11.1	26.8	48.2	34.1	5.5	27.5
Net income (loss)	16.9	12.0	(26.4)	(9.2)	17.5	4.7	(21.4)	7.6
Distributable income (loss)	23.7	20.5	(15.9)	(11.8)	18.9	8.1	(17.3)	1.9
Per Unit Results								
Diluted net income (loss)	0.13	0.08	(0.28)	(0.12)	0.14	0.01	(0.24)	0.04
Diluted distributable income (loss)	0.22	0.20	(0.15)	(0.11)	0.18	0.08	(0.17)	0.02
Diluted funds from operations	0.28	0.26	(0.12)	(0.07)	0.23	0.12	(0.13)	0.09
Distributions declared	0.08	0.08	-	-	-	-	0.185	0.185

Due to the seasonal nature of our operations, results are not consistent throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed

costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. The positive contribution made from the acquisition of The Fairmont Olympic Hotel, Seattle in August 2003 helped improve 2003 operating results but was more than offset by considerable declines in occupancy through the balance of the portfolio in the second and third quarter of 2003 due to severe acute respiratory syndrome. As it is impossible to predict such events, we believe that quarter-to-quarter comparisons of results of past operations are not necessarily indicative of future performance.

Liquidity and Capital Resources

Cash and cash equivalents on hand at September 30, 2004 totalled $19.0 million, in-line with amounts on hand at December 31, 2003. Total liquidity including undrawn bank lines at September 30, 2004 approximated $73 million, up approximately $35 million from December 31, 2003.

Operating Activities

For the three months ended September 30, 2004, cash generated by operations was $39.9 million (2003 - $39.3 million). For the nine months ended September 30, 2004 cash generated from operating activities improved to $57.1 million (2003 –$30.2 million).

As expected, accounts receivable and accounts payable balances at September 30, 2004 were up considerably over year-end due to the seasonality of our business. Prepaid expenses are also higher than year-end amounts due to the timing of annual insurance and property tax payments. Accruals increased due to the declaration of a third quarter distribution payable in October 2004.

Investing Activities

Capital expenditures during the quarter totalled $6.0 million (2003 - $14.3 million). Year-to-date capital expenditures totalled $16.1 million (2003 - $46.7 million). In 2003, we completed a major renovation program at Fairmont The Queen Elizabeth.

Following the completion of several significant capital projects over the past few years, we have been working our way towards a capital program within our maintenance reserve. Based on our current view on capital requirements for the year, we estimate investing approximately $30 million in our properties in 2004. Approximately $10 million previously scheduled to be spent in 2004 is now expected to be invested in early 2005.

During the nine months ended September 30, 2004, a US$10.1 million deposit was made under the terms of an existing mortgage. An additional deposit of US$6.7 million is to be made in the fourth quarter 2004.

Financing Activities

Legacy was pleased to reinstate quarterly distributions of $0.08 per unit to unitholders in the second quarter of this year. During the three months ended September 30, 2004, Legacy distributed $8.0 million, including distributions on the exchangeable shares. A third quarter distribution of $0.08 per unit was declared in September and paid in October 2004. Our current level of distribution provides for Legacy to distribute less than its anticipated annual distributable income.

On March 31, 2004, we completed a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. The proceeds were used to pay down related party loans outstanding to Fairmont Hotels & Resorts Inc. and to fund operating needs.

In addition to scheduled mortgage principal repayments, $27.9 million was applied to the repayment of our bank loans during the third quarter.

We currently have $40.4 million in debt maturing within the next twelve months, comprised of scheduled mortgage principal repayments and a US$20 million loan related to the Seattle acquisition, which is due in February 2005.

We believe that we have sufficient capacity to finance all of our planned operating activities, capital expenditures and distributions.

Non-GAAP Financial Measures

Included in this MD&A are certain non-GAAP financial measures, which are measures of our historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) hotel EBITDA, (ii) distributable income and (iii) funds from operations ("FFO"). The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as 'Operating income from hotel operations'.

Hotel EBITDA is a commonly used measure of performance in the industry, which, when considered with GAAP measures, gives us a more complete understanding of our ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps us, our lenders and our investors to evaluate the ongoing operating profitability of Legacy's properties. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income:

In millions of dollars		Three months ended September 30 2004		2003		Nine months ended September 30 2004		2003
Hotel EBITDA	**$**	**56.0**	$	48.2	**$**	**118.3**	$	87.8
Deduct (add):								
Amortization of property and equipment		**18.6**		12.0		**56.2**		34.3
Advisory fees		**2.1**		2.1		**6.3**		6.0
Other expenses		**2.2**		1.7		**4.5**		3.3
Interest expense, net		**18.2**		16.1		**52.9**		44.4
Income tax expense (recovery), net		**(2.0)**		(1.2)		**(4.1)**		(1.0)
Net income	**$**	**16.9**	$	17.5	**$**	**2.5**	$	0.8

Distributable Income

Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount, determined in accordance with the Declaration of Trust, is intended to approximate our taxable income and forms the basis of distributions to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees.

- Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under our various management agreements with Fairmont and Delta.
- The cash receipt on management contracts are taxable and are therefore included in the calculation of distributable income. For accounting purposes, these amounts are deferred and amortized over the life of the respective management contracts.
- Distributions on convertible debentures are deductible for tax purposes and are therefore deducted from distributable income.

Distributable income per unit is based on the average number of units and exchangeable shares outstanding on each distribution date, as this provides a better reflection of the income distributable to unitholders at each distribution date than the weighted-average method. Distributable income and distributable income per unit have been calculated as follows:

In millions of dollars, except per unit amounts		Three months ended September 30 **2004**		2003		Nine months ended September 30 **2004**		2003
Net income	$	**16.9**	$	17.5	$	**2.5**	$	0.8
Add (deduct):								
Amortization of property and equipment		**18.6**		12.0		**56.2**		34.3
Income tax expense (recovery), net		**(2.0)**		(1.2)		**(4.1)**		(1.0)
Cash receipt on management contracts		**2.5**		1.9		**7.6**		5.9
Distributions on convertible debentures		**(2.9)**		(2.9)		**(8.7)**		(8.7)
Capital replacement reserve		**(9.4)**		(8.4)		**(25.2)**		(21.6)
Distributable income	$	**23.7**	$	18.9	$	**28.3**	$	9.7
Average units outstanding on distribution record dates (thousands)		**89,360**		89,360		**89,360**		89,360
Average exchangeable shares outstanding on distribution record dates (thousands)		**14,700**		14,700		**14,700**		14,700
		104,060		104,060		**104,060**		104,060
Dilutive effect of convertible debentures		**17,143**		17,143		**-**		-
Dilutive effect of unit options		**36**		5		**38**		7
Diluted units outstanding (thousands)		**121,239**		121,208		**104,098**		104,067
Basic distributable income per unit	$	**0.23**	$	0.18	$	**0.27**	$	0.09
Diluted distributable income per unit	$	**0.22**	$	0.18	$	**0.27**	$	0.09
Distributions declared per unit	$	**0.08**	$	-	$	**0.16**	$	0.185

For the nine months ended September 30, 2004, debentures convertible into 17,142,857 (2003 – 17,142,857) units and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

Funds from Operations ("FFO")

The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted for entities and non-controlling interests. We present FFO after making adjustments for the effects of distributions on convertible debentures. We present FFO per unit calculated as FFO divided by the number of fully diluted units outstanding during the period.

We believe that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, we believe that such measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by CIPPREC in its May 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, CIPPREC adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

In millions of dollars, except per unit amounts	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Net income	$ **16.9**	$ **17.5**	$ **2.5**	$ **0.8**
Add (deduct):				
Amortization of property & equipment	**18.6**	**12.0**	**56.2**	**34.3**
Future income tax expense (recovery)	**(1.8)**	**(1.3)**	**(4.3)**	**(1.9)**
Distributions on convertible debentures	**(2.9)**	**(2.9)**	**(8.7)**	**(8.7)**
Funds from operations	$ **30.8**	$ **25.3**	$ **45.7**	$ **24.5**
Basic funds from operations per unit	**0.30**	**0.24**	**0.44**	**0.24**
Diluted funds from operations per unit	$ **0.28**	$ **0.23**	$ **0.44**	$ **0.24**

Changes in Accounting Policies

Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new guidelines, effective January 1, 2004, Legacy began amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. This change in accounting policy has been applied prospectively. Previously, buildings were amortized using the sinking-fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earning by $5 million and $16 million for the three and nine months ended September 30, 2004, respectively.

Effective January 1, 2004, Legacy also adopted the recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy was applied retroactively, without restatement, and resulted in a charge to retained earnings of $0.3 million and an increase in contributed surplus of $0.3 million. The ongoing impact of this change is negligible.

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)

	September 30, 2004 (Unaudited)	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents (note 3)	$ 19,032	$ 19,335
Accounts receivable	55,836	46,630
Inventory	7,466	7,927
Prepaid expenses	15,120	6,837
	97,454	80,729
Property and equipment	1,803,028	1,850,127
Goodwill	35,425	35,425
Other assets (note 3)	31,025	22,068
Future income taxes	10,861	6,340
	$ 1,977,793	$ 1,994,689
LIABILITIES		
Current liabilities		
Bank loans	$ 31,937	$ 59,873
Accounts payable and accrued liabilities	77,588	64,820
Accrued distributions and dividends	13,817	2,946
Current portion of long-term debt	40,412	13,368
Other	132	11,488
	163,886	152,495
Long-term debt	815,301	815,794
Other liabilities	26,033	26,658
Future income taxes	35,258	35,330
	1,040,478	1,030,277
Unitholders' interest		
Units (note 4)	795,682	795,682
Contributed surplus (note 2)	335	49
Exchangeable shares	126,420	126,420
Convertible debentures	148,294	147,281
Foreign currency translation adjustments	(32,596)	(27,696)
Deficit (note 2)	(100,820)	(77,324)
	937,315	964,412
	$ 1,977,793	$ 1,994,689

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Revenues				
Room	$ 138,376	$ 123,858	$ 350,899	$ 301,684
Food and beverage	59,200	54,145	182,149	155,564
Other	11,707	11,038	34,027	27,836
	209,283	189,041	567,075	485,084
Operating expenses	130,882	120,091	384,739	339,905
Gross operating profit	78,401	68,950	182,336	145,179
Hotel management fees	6,385	5,285	17,381	14,762
Property taxes, rent and insurance	15,984	15,472	46,660	42,606
Operating income from hotel operations	56,032	48,193	118,295	87,811
Other expenses				
Amortization of property and equipment	18,563	12,031	56,170	34,261
Advisory fees	2,114	2,074	6,298	6,053
Other	2,307	1,704	4,549	3,303
	22,984	15,809	67,017	43,617
Income before interest and income tax	33,048	32,384	51,278	44,194
Interest expense, net	18,157	16,094	52,929	44,396
Income (loss) before income taxes	14,891	16,290	(1,651)	(202)
Income tax expense (recovery)				
Current	(151)	150	154	884
Future	(1,818)	(1,344)	(4,263)	(1,866)
	(1,969)	(1,194)	(4,109)	(982)
Net income for the period	$ 16,860	$ 17,484	$ 2,458	$ 780
Basic and diluted income (loss) per unit	$ 0.13	$ 0.14	$ (0.07)	$ (0.09)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Deficit - beginning of period, as previously reported	**$ (106,429)**	$ (79,105)	**$ (77,324)**	$ (37,502)
Change in accounting policy for unit-based compensation (note 2)	**-**	-	**(281)**	-
Deficit - beginning of period, as restated	**(106,429)**	(79,105)	**(77,605)**	(37,502)
Net income for the period	**16,860**	17,484	**2,458**	780
Distributions in the period	**(7,149)**	-	**(14,298)**	(16,533)
Dividends on exchangeable shares	**(840)**	-	**(1,680)**	(1,942)
Part VI.1 tax on exchangeable share dividends	**(336)**	-	**(672)**	(777)
Part VI.1 tax deduction	**342**	-	**685**	793
Accretion of convertible debenture issuance costs	**(338)**	(338)	**(1,013)**	(1,013)
Distributions on convertible debentures	**(2,930)**	(2,930)	**(8,695)**	(8,695)
Deficit - end of period	**$ (100,820)**	$ (64,889)	**$ (100,820)**	$ (64,889)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income for the period	**$ 16,860**	$ 17,484	**$ 2,458**	$ 780
Items not affecting cash				
Amortization of property and equipment	**18,563**	12,031	**56,170**	34,261
Part VI.1 tax	**(336)**	-	**(672)**	(777)
Future income taxes	**(1,818)**	(1,344)	**(4,263)**	(1,866)
Other	**1,443**	1,331	**3,589**	2,079
Changes in non-cash working capital (note 5)	**5,213**	9,847	**(179)**	(4,293)
	39,925	39,349	**57,103**	30,184
INVESTING ACTIVITIES				
Acquisitions	**-**	(50,013)	**-**	(50,013)
Additions to property and equipment	**(6,022)**	(14,326)	**(16,114)**	(46,686)
Proceeds from sale of property and equipment	**28**	24	**47**	96
Other assets (note 3)	**206**	(974)	**(17,211)**	(2,341)
	(5,788)	(65,289)	**(33,278)**	(98,944)
FINANCING ACTIVITIES				
Distributions	**(7,149)**	-	**(7,149)**	(16,533)
Dividends on exchangeable shares	**(840)**	-	**(840)**	(1,942)
Convertible debentures distributions	**-**	-	**(5,813)**	(5,813)
Net proceeds from bankers' acceptances	**-**	25,021	**-**	64,844
Net repayment of loan from affiliate	**-**	21,356	**(11,356)**	21,356
Net proceeds from mortgage	**-**	-	**39,778**	-
Mortgage payments	**(3,620)**	(1,775)	**(10,172)**	(5,283)
Decrease in bank loans	**(27,907)**	-	**(27,936)**	-
Other	**(141)**	(33)	**(207)**	(99)
	(39,657)	44,569	**(23,695)**	56,530
Translation adjustments affecting cash and cash equivalents	**(738)**	575	**(433)**	(42)
Increase (decrease) in cash and cash equivalents balance during the period	**(6,258)**	19,204	**(303)**	(12,272)
Cash and cash equivalents balance - beginning of period	**25,290**	14,748	**19,335**	46,224
Cash and cash equivalents balance - end of period	**$ 19,032**	$ 33,952	**$ 19,032**	$ 33,952
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**12**	376	**659**	2,218
Interest paid	**8,944**	10,832	**42,556**	38,128

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own a 23.7% interest in Legacy. On September 8, 2004, FHR sold 12 million of its Legacy units, reducing FHR's equity investment in Legacy from approximately 35% to 23.7%.

   Results for the three and nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below:

   Amortization of long-lived assets
   Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. As a result of these new recommendations, effective January 1, 2004, Legacy began amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net income for the three months and nine months ended September 30, 2004 by approximately $5,000 and $16,000, respectively.

   Unit-based compensation
   Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively without restatement and resulted in a charge to deficit of $281, and an increase in contributed surplus of $281.

3. Included in other assets is a US$10,100 deposit made under the terms of an existing mortgage. An additional deposit of US$6,700 is to be made in the fourth quarter, 2004.

4. At September 30, 2004, 89,360,094 units were outstanding (2003 - 89,360,094).

5. Changes in non-cash working capital

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Decrease (increase) in accounts receivable	**$ 5,300**	$ (536)	**$ (4,818)**	$ (7,635)
Decrease in inventory	**232**	98	**417**	223
Decrease (increase) in prepaid expenses	**7,502**	2,363	**(8,317)**	(9,728)
Increase (decrease) in accounts payable and accrued liabilities	**(7,821)**	7,922	**12,539**	12,847
	$ 5,213	$ 9,847	**$ (179)**	$ (4,293)

6. At September 30, 2004, Legacy has a receivable from FHR of US$5,000 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86,600. The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

A subsidiary of FHR has a 25% participation amounting to US$10,625 in the first mortgage on The Fairmont Olympic Hotel, Seattle .

7. Net income (loss) per unit is based on net income (loss) available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Net income	$ **16,860**	$ 17,484	$ **2,458**	$ 780
Part VI.1 tax, net of Part I tax deduction	**6**	-	**13**	16
Accretion of convertible debenture issuance costs	**(338)**	(338)	**(1,013)**	(1,013)
Distributions on convertible debentures	**(2,930)**	(2,930)	**(8,695)**	(8,695)
Net income (loss) available to unitholders	**13,598**	14,216	**(7,237)**	(8,912)
Weighted average number of units outstanding (thousands)	**89,360**	89,360	**89,360**	89,360
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	14,700
Basic weighted average number of units	**104,060**	104,060	**104,060**	104,060
Dilutive effect of unit options	**36**	5	**38**	7
Diluted weighted average number of units	**104,096**	104,065	**104,098**	104,067

For the three and nine months ended September 30, 2004, debentures convertible into 17,142,857 (2003 - 17,142,857) units and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

Assuming Legacy elected to recognize the cost of its unit-based compensation based on the estimated fair value of unit options granted on or after January 1, 2002 and prior to January 1, 2004, net income (loss) and basic and diluted net income (loss) per unit would have been:

	Three months September 30, 2003	Nine months ended September 30, 2003
Reported net income (loss) available to unitholders	$ **14,216**	$ **(8,912)**
Pro Forma net income (loss) assuming fair value method used	**14,206**	**(8,945)**
Pro Forma basic and diluted net income (loss) per unit assuming fair value method used	**0.14**	**(0.09)**

8. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2004.